                           SCHEDULE 13D

            Under the Securities Exchange Act of l934

                       (Amendment No. 23  )*
One Liberty Properties, Inc.
________________________________________________________________
                  (Name of Issuer)
Common Stock, par value $1.00 per share
________________________________________________________________
                  (Title of Class of Securities)
682406-10-3
_______________________________________________________________
Fredric H. Gould          (CUSIP Number)
60 Cutter Mill Road, Great Neck, New York  11021
________________________________________________________________
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

_______________________________________________________________
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule l3d-l(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule l3d-7).

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-l(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





                      (Page l of 10 Pages)

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     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of l934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                  (Continued on following pages)

                      (Page 2 of 10 Pages)



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               Page 3 of 10 Pages


_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Gould Investors L.P. - 11-27-3164
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

WC
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
_________________________________________________________________
                    7.   SOLE VOTING POWER - 530,189
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER -
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 530,189
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER -
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -  530,189

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.38%
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
PN
_________________________________________________________________

                                        Page 4 of Pages 10


_________________________________________________________________
l.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Fredric H. Gould - ###-##-####
_________________________________________________________________2.   CHECK
THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) x
                                                   (b)
_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

PF
_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

_________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
_________________________________________________________________
                    7.   SOLE VOTING POWER -   106,395
 NUMBER OF          _____________________________________________
 SHARES             8.   SHARED VOTING POWER - 617,324
 BENEFICIALLY       ____________________________________________
 OWNED BY           9.   SOLE DISPOSITIVE POWER - 106,395
 EACH               _____________________________________________
 REPORTING          10.  SHARED DISPOSITIVE POWER - 617,324
 PERSON WITH        _____________________________________________
_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON -  723,719(includes 530,189 shares owned by Gould
Investors L.P.)

_________________________________________________________________12.  CHECK
BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*
_________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   49.66%
_________________________________________________________________14.  TYPE OF
REPORTING PERSON*
IN

                                        Page 5 of 10 Pages


This statement further amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission by Gould Investors L.P. (the "Partnership") relating to common stock, par value $1.00 per share ("Common Stock") of One Liberty Properties, Inc., a Maryland corporation (the "Company").

Since this is the first electronic amendment to a paper format
Schedule 13D the entire text of the Schedule 13D is restated.


Item. 1   Security and Issuer.

This statement relates to Common Stock, par value $1.00 per share
(the "Common Stock") of One Liberty Properties, Inc., a Maryland
Corporation (the "Company"). The address of the principal executive offices of the Company is Suite 303, 60 Cutter Mill
Road, Great Neck, New York  11021.

Item 2.   Identity and Background

(a) This schedule is filed by Gould Investors L.P. a Delaware limited partnership (the "Partnership") and by Fredric H. Gould ("Gould"). The general partners of the Partnership are Gould, Marshall Rose ("Rose") and Georgetown Partners, Inc., a Delaware corporation ("Georgetown").

(b) The address of the principal executive offices of the Partnership and the business address of Gould and Georgetown is 60 Cutter Mill Road, Suite 303, Great Neck, New York 11021. The business address of Rose is 667 Madison Avenue, New York, New
York 10021.

(c) The Partnership is engaged in the real estate business principally the ownership of income producing properties. The Partnership also invests in equity securities of other entities and currently owns through a wholly owned subsidiary 54.5% of the outstanding shares of BFS Bankorp, a savings and loan holding company, and 36.38% of the outstanding equity securities of the Company.

Gould is a real estate executive and investor. He is Chairman of the Board of BRT Realty Trust, a real estate investment trust, Chairman of the Board of the Company, and a general partner and sole shareholder and President of Georgetown. All of these entities maintain an address at Suite 303, 60 Cutter Mill Road, Great Neck, New York 11021.

Rose is a real estate executive and investor. In addition to serving as a general partner of the Partnership and as Chairman of the Board of Georgetown, Rose is President of Georgetown

                                        Page 6 of 10 Pages


Equities, Inc. a real estate and financial services company.
Rose is a Trustee of BRT and a director of the Company.

(d)-(e) During the last five years neither the Partnership, Gould nor Rose has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

(f) Gould and Rose are citizens of the United States of America.


Item 3.   Source and Amount of Funds or
          Other Consideration


Between February and November 1988, the Partnership purchased primarily in open market transactions a total of 629,600 shares of Common Stock of the Company at an aggregate cost of
$10,113,000.   The funds used to make these purchases came from
the Partnership's working capital.

On December 27, 1988 the Partnership commenced an unsolicited partial tender offer for up to 500,000 shares of Common Stock of the Company at a price of $15.50 per share for the purposes of gaining control of the Company by acquiring a majority of the outstanding shares and defeating a proposed merger which the Company had announced it was going to enter into with Metropolitan Consolidated Industries, Inc. Subsequent to the commencement of tender offer, the Company and the Partnership commenced discussions to resolve certain matters among them and on January 9, 1989, the Company and the Partnership entered into a settlement agreement. In general, the settlement agreement provided among other things for (i) terminating the merger agreement that the Company had been contemplating, (ii) amending the Partnership tender offer to increase the price per share under the offer from $15.50 to $16.00 per share and to decrease the maximum number of shares to be purchased thereunder from 500,000 to 250,000, (iii) convening a stockholders meeting for the purposes of electing directors, voting on the authorization of $16.50 cumulative convertible preferred stock (the "Preferred Stock"), amending the investment policies contained in Company's by-laws and certain other matters, and (iv) effecting a rights distribution entitling stockholders of the Company to exchange all or any of their shares of Common Stock for shares of Preferred Stock on a one for one basis, subject to the authorization by shareholders of the Preferred Stock. The

                                      Page 7 of 10 Pages


settlement agreement also provided that the management slate of nominees for election as directors of the Company at such meeting would be selected by the Partnership.

The Partnership's tender offer expired on February 6, 1989 and in excess of 250,000 shares of Common Stock were tendered. On February 16, 1989 the Partnership purchased and paid for 250,000 shares of Common Stock tendered for an aggregate consideration of $4,000,000 bringing the total number of shares owned by Gould to 879,600 shares of Common Stock, constituting approximately 39.9% of the total Common Stock outstanding. The $4,000,000 was obtained from the working capital of the Partnership.

In June 1989, the Company made an exchange offer to shareholders under which shareholders were given the right to exchange Common Stock for the Company's newly issued $16.50 cumulative convertible preferred stock, par value $1.00 per share (the "Preferred Stock") on a one for one basis. Pursuant to the exchange offer, 860,983 shares of Common Stock were accepted for exchange. Accordingly, as a result of the consummation of the exchange offer, the Partnership beneficially owned 879,600 shares of Common Stock of the Company and as a result of the decrease in the number of outstanding shares, the Partnership's ownership increased from 39.9% to 65.5% of the shares of Common Stock outstanding. Since the holders of the Preferred Stock are entitled to 1/2 vote per share the Partnership's ownership of 65.5%
of the Common Stock of the shares represented 49.6% of the voting power.

At a special meeting of the Company stockholders held in June 1989 the Partnership's designee's were elected to the Board of Directors of the Company. Accordingly, in June 1989 the Partnership assumed control of the Company, Gould was elected Chairman of the Board and Chief Executive Officer and Rose was elected Vice Chairman of the Board.

In January and March 1991 the Partnership acquired an additional 29,000 shares of Common Stock of the Company increasing its holdings to 908,600 shares, representing 67.88% of the outstanding Common Stock and 51.31% of the voting power. Subsequently, in July 1991 an additional 8,800 shares were acquired increasing the number of shares of Common Stock of the Company owned by the Partnership to 917,400 or 68.5% the outstanding Common Stock and 51.8% of the voting power. These shares were purchased by the Partnership from its working capital.

On July 6, 1995 the Partnership distributed to the partners of the Partnership an aggregate of 202,173 shares of Common Stock. After such distribution the Partnership owned 715,227 shares of Common Stock of the Company constituting approximately 50.5% of

                                        Page 8 of 10 Pages


the Common Stock outstanding and 39.3% of the voting power
(see Amendment No. 22 to Schedule 13D). On July 2, 1996 the Partnership distributed to the partners of the Partnership an aggregate of 202,004 shares of Common Stock of the Company.
After such distribution and after purchasing 16,966 additional shares through the Company's dividend reinvestment plan, the Partnership owns 530,189 shares of Common Stock of the Company constituting approximately 36.38% of the Common Stock outstanding and 28.48% of the voting power of the Company.


Item 4.   Purpose of the Transaction

The Partnership initially acquired the shares of the Company in order to acquire an equity position in the Company. In 1989 after the commencement of the unsolicited partial tender offer, the entering into of the settlement agreement, the completion of a tender offer for 250,000 shares of Common Stock and other matters described above and in the filings made by the Partnership on Schedule 13D and Schedule 14D-1 (and amendments thereto) the Partnership acquired control of the Company. The Partnership has been in control of the Company since June 1989.

(a) At this time neither the Partnership nor Gould contemplate the acquisition of additional securities of the Company, other than shares which may be purchased by Gould from time to time in the open market, nor do they contemplate the disposition of any securities of the Company, except that the Partnership may continue its policy of distributing shares of Common Stock of the Company to its partners in which event the number of shares of Common Stock of the Company owned by the Partnership will decrease and the number of shares owned by Gould increase; (b) Neither the Partnership nor Gould contemplate any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) Neither the Partnership nor Gould have any plans or proposals with respect to the sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) No change in the present Board of Directors or management of the Company is contemplated; (e) No material change in the present capitalization or dividend policy of the Company is presently contemplated; (f) No other material change in the Company's business or corporate structure is planned or proposed; (g) No changes in the Company's charter, by-laws or other actions which may impede the acquisition or control of the Company by any person is planned or proposed; (h) There are no plans or proposals to cause a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) There are no plans or proposals to cause any class of equity securities of the Company to become eligible for termination pursuant to Section

                                      Page 9 of 10 Pages


12(g)4 of the Securities Exchange Act; (j) Any action planned or proposed similar to any of those enumerated above.


Item 5.   Interest in Securities
          of the Issuer

Amendment No. 22 to Schedule 13D (the last amendment filed by the Partnership and Gould) reflect that the Partnership owned 715,227 shares of Common Stock of the Company, constituting approximately 50.79% of the shares of Common Stock outstanding and 39.51% of the voting power of the Company. On July 2, 1996 the Partnership distributed 200,004 shares of Common Stock of the Company. After such distribution and after purchasing 16,966 additional shares on July 2, 1996 through the Company's dividend reinvestment plan the Partnership owns approximately 36.38% of the 1,457,478 shares of Common Stock outstanding and 28.48% of the voting power of the Company.

The Partnership has sole voting and dispositive power with respect to the 530,189 shares of Common Stock it beneficially owns.

As a result of the distribution of shares of Common Stock of the Company to the partners of the Partnership, Gould owns 106,395 shares of Common Stock of the Company, representing 7.3% of the outstanding Common Stock and 5.7% of the voting power of the Company. Gould has sole voting and dispositive power with respect to these shares. In addition Gould has shared voting and shared dispositive power with respect to 617,324 shares (including the 530,189 shares owned by the Partnership) representing 42.4% of the outstanding shares of Common Stock of the Company and 33.2% of the voting power. In addition to Common Stock, Gould owns 7,500 shares of Preferred Stock. Gould's wife owns 26,408 shares of Common Stock and 2,800 shares of Preferred Stock. Gould disclaims beneficial interest in the shares owned by his wife, as well as in 15,162 shares owned by him as a co-trustee for the benefit of others.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among any of the persons listed in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                                        Page 10 of 10 Pages


                            Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 1996


                             GOULD INVESTORS L.P.



                          By s/
                            Fredric H. Gould, General Partner



                             s/
                            Fredric H. Gould